UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Vodavi Technology, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92857V102

(CUSIP Number)

Gordon A. Davies
General Counsel — Corporate and Corporate Secretary
8200 Dixie Road, Suite 100
Brampton, Ontario, Canada L6T 5P6
(905) 863-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 3, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92857V102			Page 2 of 9 Pages

1.	Name of Reporting Person. NORTEL NETWORKS LIMITED		I.R.S. Identification Nos. of above persons (entities only). 62-12-62580

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power

		8.	Shared Voting Power 862,500

		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 862,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 862,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.3% based on 3,705,848 shares outstanding as of October 24, 2005

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92857V102			Page 3 of 9 Pages

1.	Name of Reporting Person. NORTEL NETWORKS CORPORATION		I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power

		8.	Shared Voting Power 862,500

		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 862,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 862,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 23.3% based on 3,705,848 shares outstanding as of October 24, 2005

14.	Type of Reporting Person (See Instructions) CO, HC

Page 4 of 9 Pages
Item 1. Security and Issuer
     This Statement on Schedule 13D relates to shares of common stock, $0.001 par value per share (the “Shares”), of Vodavi Technology, Inc. (the “Issuer”), a Delaware corporation. The principle executive offices of the Issuer are located at 4717 East Hilton Avenue, Suite 400, Phoenix, AZ 85034.
Item 2. Identity and Background
     This Statement is being filed by Nortel Networks Limited, a corporation incorporated pursuant to the laws of Canada (“NNL”), and Nortel Networks Corporation, a corporation incorporated pursuant to the laws of Canada (“NNC”, and together with NNL, the “Reporting Persons”). NNL is a wholly owned subsidiary of NNC.
     The principle executive offices of NNL and NNC are located at 8200 Dixie Road, Suite 100, Brampton, Ontario, Canada L6T 5P6. NNC, through its wholly owned subsidiaries, including NNL, is a global supplier of networking solutions and services that support the Internet and other public and private data, voice and video networks using wireless and wireline technologies. NNC’s business, through its wholly owned subsidiaries, including NNL, consists of the design, development, manufacture, assembly, marketing, sale, licensing, financing, installation, servicing and support of networking solutions and services.
     This Statement relates to the Shares held for the account of LG-Nortel Co. Ltd. (“LG-Nortel”), a Korean corporation. LG-Nortel is a joint venture between LG Electronics Inc. (“LGE”), a Korean corporation, and NNL. NNL is the majority shareholder of LG-Nortel. Current information about the identity and background of the executive officers and directors of NNL and NNC is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
     During the past five years, neither of the Reporting Persons, nor to the best of their knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     On November 3, 2005, LGE transferred the Shares reported herein to LG-Nortel, as part consideration for certain shares of LG-Nortel pursuant to an agreement between LGE and NNL.
Item 4. Purpose of Transaction
     All of the Shares reported herein as having been acquired or disposed of were acquired or disposed of for investment purposes. Except as set forth herein, neither of the Reporting Persons, nor to the best of their knowledge, any of the persons identified in response to this Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
     The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed

Page 5 of 9 Pages
advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.
Item 5. Interest in Securities of the Issuer
          According to information filed by the Issuer with the Securities and Exchange Commission in its most recent quarterly report on Form 10-Q, the number of Shares outstanding was 3,705,848 as of October 24, 2005.
          (a) The Reporting Persons may be deemed the beneficial owners of the 862,500 Shares (approximately 23.3% of the total number of Shares outstanding).
          (b) The Reporting Persons may be deemed to have shared power to direct the voting and disposition of the 862,500 Shares that they may be deemed to beneficially own as set forth above.
          (c) Except for the transaction described herein, there have been no transactions effected with respect to the Shares during the past sixty (60) days by either of the Reporting Persons.
          (d) As a minority shareholder of LG-Nortel, LGE also may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
          (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer
          None.

Item 7.	Material to be filed as Exhibits
          None.

Page 6 of 9 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 1, 2005

NORTEL NETWORKS LIMITED

By:	/s/ Gordon A. Davies

Name: Title:	Gordon A. Davies General Counsel — Corporate and Corporate Secretary

NORTEL NETWORKS LIMITED

By:	/s/ Anna Ventresca

Name: Title:	Anna Ventresca Assistant Secretary

NORTEL NETWORKS CORPORATION

By:	/s/ Gordon A. Davies

Name: Title:	Gordon A. Davies General Counsel — Corporate and Corporate Secretary

NORTEL NETWORKS CORPORATION

By:	/s/ Anna Ventresca

Name: Title:	Anna Ventresca Assistant Secretary

Page 7 of 9 Pages
ANNEX A
DIRECTORS AND EXECUTIVE OFFICERS OF NORTEL NETWORKS LIMITED
AND NORTEL NETWORKS CORPORATION
NNL and NNC currently have the same directors and executive officers. The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, or each of the directors and executive officers of Nortel Networks Limited and Nortel Networks Corporation is set forth below. Unless otherwise indicated below, the business address of each executive officer is Nortel Networks, 8200 Dixie Road, Suite 100, Brampton, Ontario, Canada L6T 5P6.
Directors

Jalynn H. Bennett	President
Canadian	Jalynn H. Bennett and Associates Ltd. 247 Davenport Road, Suite 303
Toronto, Ontario
Canada M4R 1J9

Dr. Manfred Bischoff	Chairman of the Board of EADS N.V.
German	Willy-Messerschmitt-Strabe, Tor 1
85521 Ottobrunn
Germany

Robert E. Brown	President and Chief Executive Officer
Canadian	CAE Inc.
8585 Cote-de-Liesse
Saint-Laurent, Quebec
Canada H4T 1G6

John E. Cleghorn	Chairman of the Board
Canadian	SNC-Lavalin Group Inc.
31st Floor, Suite 3115, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario
Canada M5J 2J5

The Honorable James B. Hunt, Jr.	Partner
American	Womble Carlyle Sandridge & Rice Suite 2100
150 Fayetteville Street Mall
Raleigh, North Carolina
27601 U.S.A.

Robert A. Ingram	Vice Chairman Pharmaceuticals
American	GlaxoSmithKline plc
5 Moore Drive
Research Triangle Park, North Carolina
27709 U.S.A.

Page 8 of 9 Pages

John A. MacNaughton	Corporate Director
Canadian	22 St. Clair Avenue East, Suite 1010
Toronto, Ontario
Canada M4T 2S3

The Hon. John P. Manley	Senior Counsel
Canadian	McCarthy Tétrault LLP
The Chambers
Suite 1400, 40 Elgin Street
Ottawa, Ontario
Canada K1P 5K6

Richard D. McCormick	Chairman Emeritus, US West
American	3200 Cherry Creek South Drive, #230
Denver, Colorado
80209 U.S.A.

Ronald W. Osborne	Chairman of the Board
Canadian	Sun Life Financial Inc.
150 King Street West, 6th Floor
Toronto, Ontario
Canada M5H 1J9

Harry J. Pearce	Chairman of the Board
American	Nortel Networks
8200 Dixie Road, Suite 100
Brampton, Ontario
Canada L6T 5P6

Mike S. Zafirovski	President and Chief Executive Officer
American	Nortel Networks
8200 Dixie Road, Suite 100
Brampton, Ontario
Canada L6T 5P6
Executive Officers

Robert J. Bartzokas	Chief Audit and Security Officer
American

Martha H. Bejar	President, CALA and Emerging Markets Strategy
American

Chahram Bolouri	Senior Advisor
Canadian

Malcolm K. Collins	President, Enterprise Networks
British

Peter W. Currie	Executive Vice-President and Chief Financial Officer
Canadian

Page 9 of 9 Pages

Pascal Debon	Senior Advisor
French

William J. Donovan	Senior Vice-President, Human Resources
American

Albert R. Hitchcock	Chief Information Officer
British

Dion C. Joannou	President, North America
American

Paul W. Karr	Controller
American

Richard S. Lowe	President, Mobility and Converged Core Networks
Canadian

Peter D. MacKinnon	President, GSM/UMTS/Chairman, LG
Canadian

Robert Y.L. Mao	President and Chief Executive Officer, Greater
American	China

Stephen C. Pusey	Executive Vice-President and President, Eurasia
British

Ralph E.C. Richardson	Chief Marketing Officer
American

Susan E. Shepard	Chief Ethics and Compliance Officer
American

Stephen F. Slattery	President, Enterprise Solutions and Packet Networks
Canadian

Katharine B. Stevenson	Treasurer
Canadian/American

Mike S. Zafirovski	President and Chief Executive Officer
American

Except as set forth herein, to the best of the Reporting Persons’ knowledge:

(a)	None of the above persons hold any Shares.

(b)	None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.